UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

MECHEL OAO
(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING ONE COMMON SHARE
(Title of Class of Securities)

RU000A0DKXV5

583840103
(CUSIP Number)
Alexander Tolkach
Krasnoarmeyskaya str., 1
125993 Moscow
Russian Federation
+7 495 2218888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	RU000A0DKXV5; 583840103

1.	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Igor V. Zyuzin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Russian Federation

	7.	SOLE VOTING POWER

NUMBER OF		205,384

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		277,697,641

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		205,384

WITH	10.	SHARED DISPOSITIVE POWER

		178,476,495

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	277,903,025

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.76%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	RU000A0DKXV5; 583840103

1.	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Calridge Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Cyprus

	7.	SOLE VOTING POWER

NUMBER OF		61,318,963

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		216,378,678

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,652,363

WITH	10.	SHARED DISPOSITIVE POWER

		133,824,132

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	277,697,641

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.71%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	RU000A0DKXV5

1.	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Dalewave Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7.	SOLE VOTING POWER

NUMBER OF		129,268,293

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		96,702,028

WITH	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

129,268,293

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.05%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	RU000A0DKXV5

1.	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Bellasis Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7.	SOLE VOTING POWER

NUMBER OF		64,192,604

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,122,104

WITH	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,192,604

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.42%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	RU000A0DKXV5

1.	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Armolink Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7.	SOLE VOTING POWER

NUMBER OF		2,766,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,766,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.66%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	RU000A0DKXV5

1.	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) MetHol OOO

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Russian Federation

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,192,604

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

37,122,104

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,192,604

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.42%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	RU000A0DKXV5

1.	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Actiondeal Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7.	SOLE VOTING POWER

NUMBER OF		20,151,781

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,151,781

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.84%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer
     This Amendment No. 5 to Schedule 13D (the “Schedule 13D”) further amends and restates in its entirety the Schedule 13D originally filed by the Reporting Persons on July 21, 2008 (the “Original Schedule 13D”) amended and restated as of June 19, 2009, August 20, 2009, December 29, 2009, March 12, 2010 and April 22, 2010 (the “Amended Schedule 13D”) and relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel OAO, an open joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing one Common Share. The principal executive offices of the Issuer are located at 1 Krasnoarmeyskaya St., Moscow 125993, Russian Federation.
Item 2. Identity and Background
     (a) - (c) and (f). This Schedule 13D is filed by Igor V. Zyuzin, a natural person and a citizen of the Russian Federation (“Mr. Zyuzin”); Calridge Limited, a limited company organized under the laws of the Republic of Cyprus (“Calridge”); Dalewave Limited, a limited company organized under the laws of the Republic of Cyprus (“Dalewave”); Bellasis Holdings Limited, a limited company organized under the laws of the Republic of Cyprus (“Bellasis”); Armolink Limited, a limited company organized under the laws of the Republic of Cyprus (“Armolink”); MetHol OOO, a limited liability company organized under the laws of the Russian Federation (“MetHol”) and Actiondeal Limited, a limited company organized under the laws of the Republic of Cyprus (“Actiondeal”) (collectively, the “Reporting Persons”).
     Mr. Zyuzin co-founded the Issuer in 2003 and has been the Issuer’s chief executive officer since December 2006. Mr. Zyuzin is also a member of the board of directors of the Issuer. Mr. Zyuzin’s principal business address is at the Issuer’s principal executive office at 1 Krasnoarmeyskaya St., Moscow 125993, Russian Federation.
     Calridge is a limited company organized under the laws of Cyprus whose principal business is to make private investments and act a holding company for Mr. Zyuzin. Mr. Zyuzin owns all the outstanding equity interests in Calridge. The principal business office address of Calridge is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Calridge, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Soterakis Koupepides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	United Kingdom	Principal Manager and Head of Fiduciary Services of Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus
     Dalewave is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns all the outstanding equity interests in Dalewave. The principal business office address of Dalewave is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Dalewave, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Soterakis Koupepides	3 Themistokli Dervi Julia House	United Kingdom	Principal Manager and Head of Fiduciary Services of

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Director	PC 1066, Nicosia Republic of Cyprus		Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus
     Bellasis is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge and MetHol own 10% and 90%, respectively, of the outstanding equity interests in Bellasis. The principal business office address of Bellasis is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Bellasis, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Charalambos Michaelides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus
     Armolink is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns all the outstanding equity interests in Armolink. The principal business office address of Armolink is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Armolink, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Soterakis Koupepides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	United Kingdom	Principal Manager and Head of Fiduciary Services of Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistocles Dervis Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus
MetHol is a limited company organized under the laws of the Russian Federation whose principal business is to make private investments. Mr. Zyuzin owns all the outstanding equity interests in MetHol. The principal business office address of MetHol is 1st Schipkovsky per., d. 3, Moscow 113 093, Russian Federation. The names of the executive officers and directors of MetHol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Tatyana Ifutina General Director	1st Schipkovsky per., d. 3 Moscow 113 093 Russian Federation	Russian Federation	Head of Human Resources Department, Mechel Management Company OOO, Krasnoarmeyskaya str., 1, Moscow, Russian Federation, 125993
     Actiondeal is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns all the outstanding equity interests in Actiondeal. The principal business office address of Actiondeal is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Actiondeal, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Director Menikos Yiannakou	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Cypcosecretarial Limited, a provider of corporate administration services; Michalakopoulou, 14, DEMITAS TOWER, 3rd floor, Flat/Office 302, P.C. 1075, Nicosia, Republic of Cyprus

Director Emilios Kallenos	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Cypcosecretarial Limited, a provider of corporate administration services; Michalakopoulou, 14, DEMITAS TOWER, 3rd floor, Flat/Office 302, P.C. 1075, Nicosia, Republic of Cyprus

Director Michalakis Hadjimichael	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Cypcosecretarial Limited, a provider of corporate administration services; Michalakopoulou, 14, DEMITAS TOWER, 3rd floor, Flat/Office 302, P.C. 1075, Nicosia, Republic of Cyprus

     (d) and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.
Item 4. Purpose of Transaction
     Mr. Zyuzin directly and indirectly owns approximately 66.76% of the Common Shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented. Accordingly, Mr. Zyuzin already has the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors.
     The 10b5-1 Purchase Instruction set out in the Original Schedule 13D was terminated and no purchases thereunder were made.
     No Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.
     As the chief executive officer and controlling shareholder of the Issuer, at any given time, Mr. Zyuzin may be involved in discussions, plans or proposals which relate to or, if effected, may result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.
     None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) — (b). All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 416,270,745 Common Shares, including Common Shares underlying ADSs and GDSs, issued and outstanding as of August 20, 2009.
     As of July 12, 2010, Mr. Zyuzin was the record owner of 205,384 Common Shares, which represents 0.05% of the Common Shares, Calridge was the record owner of 61,318,963 Common Shares, which represents 14.73% of the Common Shares, Dalewave was the record owner of 129,268,293 Common Shares, which represents 31.05% of the Common Shares, Bellasis was the record owner of 64,192,604 Common Shares, which represents 15.42% of the Common Shares, Armolink was the record owner of 2,766,000 Common Shares, which represents 0.66% of the Common Shares and Actiondeal was the record owner of 21,151,781 Common Shares, which represents 4.84%% of the Common Shares.
     In addition to the Common Shares directly held by Calridge as described above, Calridge also beneficially owns 216,378,678 Common Shares, or 51.98% of the Common Shares, as explained below.
     Mr. Zyuzin owns all of the outstanding equity interests in Calridge and MetHol, and in such capacity beneficially owns all Common Shares beneficially owned by Calridge and MetHol.

     Calridge owns all of the outstanding equity interest in Dalewave, Armolink and Actiondeal, and in such capacity beneficially owns all Common Shares held of record by Dalewave, Armolink and Actiondeal. Calridge owns 10% of the outstanding equity interest in Bellasis, and in such capacity may be deemed to share beneficial ownership of the Shares held of record by Bellasis.
     MetHol owns 90% of the outstanding equity interest in Bellasis, and in such capacity may be deemed to share beneficial ownership of the Common Shares held of record by Bellasis.
     Mr. Zyuzin directly or indirectly owns all of the equity interests in MetHol, Calridge, Dalewave, Bellasis, Actiondeal and Armolink and consequently, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d) of the Act and Rule 13d-5(b)(1) promulgated thereunder with respect to their holdings of Common Shares.
     In connection with certain financings, Bellasis has pledged 27,070,500 Common Shares, Armolink has pledged 2,766,000 Common Shares; Dalewave has pledged 32,566,265 Common Shares, Actiondeal has pledged 21,151,781 Common Shares and Calridge has pledged 16,666,600 Common Shares. Bellasis, Armolink, Dalewave, Actiondeal and Calridge have the right to vote the relevant Common Shares and the relevant Common Shares are included in the beneficial ownership positions disclosed in this Schedule 13D.
     In the past 60 days there have been no transactions with the Common Shares by the Reporting Persons. As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as of July 12, 2010 as follows:

	Number of Common	Percentage of
Reporting Person	Shares Beneficially Owned	Common Shares

Mr. Zyuzin	277,903,025	66.76%
Calridge	277,697,641	66.71%
Dalewave	129,268,293	31.05%
Bellasis	64,192,604	15.42%
Armolink	2,766,000	0.66%
MetHol	64,192,604	15.42%
Actiondeal	21,151,781	4.84%
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
     None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 12, 2010

IGOR V. ZYUZIN
Igor V. Zyuzin

CALRIDGE LIMITED
By:	Stella Raouna
	Name:	Stella Raouna
	Title:	Director

DALEWAVE LIMITED
By:	Soterakis Koupepides
	Name:	Soterakis Koupepides
	Title:	Director

BELLASIS HOLDINGS LIMITED
By:	Stella Raouna
	Name:	Stella Raouna
	Title:	Director

ARMOLINK LIMITED
By:	Soterakis Koupepides
	Name:	Soterakis Koupepides
	Title:	Director

METHOL OOO
By:	Tatyana Ifutina
	Name:	Tatyana Ifutina
	Title:	General Director

ACTIONDEAL LIMITED
By:	Menikos Yiannakou
	Name:	Menikos Yiannakou
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement